POULTON & YORDAN

ATTORNEYS AT LAW

RICHARD T. LUDLOW

July 17, 2009

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	BMB Munai, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2008
Filed on June 16, 2008
Form 10-K for the Fiscal Year Ended March 31, 2009
Filed June 15, 2009
Response letter filed May 20, 2009
File No.: 1-33034

Dear Mr. Schwall:

At the request of the management of BMB Munai, Inc., (the “Company” or “BMB Munai”) we are responding to comments raised by the staff at the Securities and Exchange Commission in your letter dated July 1, 2009. Following are the Company’s responses to your comments.

Form 10-K for the Fiscal Year Ended March 31, 2008

Note 21 - Significant Fourth Quarter Adjustments, page F-39

1.

We note your response to prior comment number 1 (c) which states that you were incorrect in previously stating that the tax law in the Republic of Kazakhstan changed during fiscal year 2008. Your response further states that the tax law ("Tax Code #2235'') which permits you to deduct qualifying capitalized exploration and development costs against revenues received during the exploration stage was enacted in April 1990. Based on your revised assertions, the estimated effective rate used to determine income tax expense (benefit) in your June 30, 2007, September 30, 2007 and December 31, 2007 financial statements should have included the provisions of Tax Code #2235. Therefore, you are required to account for this accounting change as the correction of an error pursuant to paragraphs 25

POULTON & YORDAN	TELEPHONE: 801-355-1341
324 SOUTH 400 WEST, SUITE 250	FAX: 801-355-2990
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Mr. H. Roger Schwall

July 17, 2009

and 26 of SFAS 154, not as a fourth quarter adjustment as if the accounting change were a change in estimate. Please restate your June 30, 2007, September 30, 2007 and December 31, 2007 financial statements to correct for this error. We believe it is necessary for you to amend each of your Forms 10-Q filed during the interim periods of fiscal 2008 and your March 31, 2009 Form 10-K to correct for this error and to include all disclosures required by SFAS 154. If you believe that restatement and amending your Form 10-K and Forms 10-Q is not required because the error is not material to your financial statements, please provide your complete analysis pursuant to SAB Topic 1:M which supports your conclusion.

As noted in the Current Report of the Company filed on July 8, 2009, and subsequently amended on July 13, 2009, the Company will be amending its annual reports for the fiscal years ended March 31, 2007, 2008 and 2009 and its quarterly reports for the 2008 and 2009 interim periods to correct the errors in accounting for deferred income tax and to provide the required disclosures as noted above.

2.

Please explain how you have calculated your revised interim tax rates for the quarters ended June 30, 2007, September 30, 2007 and December 31, 2007 and how your calculation complies with FIN 18. Please explain how you have appropriately considered interim deferred and US taxes when calculating your effective rate.

Note 9 of FIN 18 provides for the computation of interim period tax. Note 9 provides that the estimated annual effective tax rate be applied to the year-to-date ordinary income at the end of each interim period to compute the year-to-date tax applicable to ordinary income.

The Company calculated the revised interim tax rates for the quarters ended June 30, 2007, September 30, 2007 and December 31, 2007 based on the tax benefit from exploration stage for Kazakhstan operations and the projected operating loss from US operations. Based on these assumptions the estimated annual effective tax rate was zero and no tax expense was necessary.

3.

Please clarify how you have evaluated the fact that you failed to incorporate the provisions of Tax Code #2235 in calculating your income tax provisions when determining that your disclosure controls and procedures are effective as of June 30, 2007, September 30, 2007 and December 31, 2007. In addition, clarify what changes, if any, you have made to remediate this apparent control deficiency.

In light of the need to restate the financial statements for the periods ended June 30, 2007, September 30, 2007 and December 31, 2007 to correct errors in the accounting for its income tax provisions, the Company will revise its disclosure of controls and procedures in its amended reports for the periods in question to indicate that the Company’s controls and procedures related to accounting for income taxes were ineffective.

Mr. H. Roger Schwall

July 17, 2009

During the quarter ended March 31, 2008 the Company enhanced its controls over deferred tax by requiring its reporting manager to become more familiar with Kazakhstan taxation issues during exploration stage and requiring its reporting manager to specifically give consideration to taxation issues in connection with the preparation of annual and interim financial statements.

Form 10-K for the Fiscal Year Ended March 31, 2009

Controls and Procedures, page 53

4.

Please clarify how you have evaluated the fact that you failed to incorporate the provisions of Tax Code #2235 in calculating your income tax provisions when determining that your disclosure controls and procedures and internal controls over financial reporting are effective as of March 31, 2009. In addition, clarify what changes, if any, you have made to remediate this apparent control deficiency.

The Company did not fail to incorporate the provisions to Tax Code #2235 in calculating its income tax provisions during the fiscal year ended March 31, 2009. As has been previously disclosed, during the fourth quarter of fiscal 2008, the Company adjusted the way it was calculating its income tax provisions to incorporate the provisions of Tax Code #2235 and has been doing so since that time. Therefore, with respect to this issue, the Company believes no apparent control deficiency existed at March 31, 2009.

As noted above, the amendment to the annual report for the year ended March 31, 2008 will contain revised disclosure regarding the changes made to its controls and procedures in connection with the preparation of that annual report which should further clarify that the changes were made during the fiscal year ended March 31, 2008 and did not effect the fiscal year ended March 31, 2009.

Financial Statements

Consolidated Statements of Operations, page F-4

5.

We note that you did not record an impairment charge of your oil and gas properties during fiscal 2009 notwithstanding the recent volatility in oil and gas market prices. Please provide to us your analysis in accordance with Rule 4-10(c)(4) of Regulation S-X which supports your conclusion that the application of the ceiling test did not result in an impairment charge as of March 31, 2009. Please be as detailed as possible in your response.

Mr. H. Roger Schwall

July 17, 2009

Rule 4-10(c)(4) of Regulation S-X requires an impairment charge in the event that capitalized costs, less accumulated amortization and related deferred income taxes, exceeds an amount equal to the sum of:

a.

The present value of estimated future net revenues computed by applying current prices of oil and gas reserves (with consideration of price changes only to the extent provided by contractual arrangements) to estimated future production of proved oil and gas reserves as of the date of the latest balance sheet presented, less estimated future expenditures (based on current costs) to be incurred in developing and producing the proved reserves computed using a discount factor of ten percent and assuming continuation of existing economic conditions; plus

b.	the cost of properties not being amortized pursuant to paragraph (i)(3)(ii) of this section; plus
c.	the lower of cost or estimated fair value of unproven properties included in the costs being amortized; less
d.	income tax effects related to differences between the book and tax basis of the properties referred to in paragraphs (i)(4)(i)(B) and (C) of this section.

As of March 31, 2009 capitalized costs less accumulated amortization and related deferred income taxes was $231,509,194. This amount does not exceed:

a.	The present value of estimated future net revenues (taken from the Reserve Report of the Company's independent petroleum engineering firm as of March 31, 2009) - $254,597,000
b.	The cost of properties not being amortized - $40,580,015
c.	Lower of cost or estimated fair value of unproven properties - 0
d.	Income tax effects - $17,566,621

The total equals, $277,610,394, which exceeded capitalized costs less accumulated amortization and related deferred income taxes by $46,101,200. Therefore, the Company did not record an impairment charge of its oil and gas properties during fiscal 2009.

Note 13 – Income Taxes, page F-27

6.

Explain how you have determined that the error caused by failing to incorporate the provisions of Tax Code #2235 when accounting for your income taxes only relates to your interim periods in fiscal year 2008 and does not impact periods prior to fiscal year 2008. For example, please demonstrate how your income tax expense recorded for the year ended March 31, 2007 considers the provisions of this tax code.

As noted in the Current Report, the Company has determined that an error in its accounting for deferred income taxes that requires restatement occurred in the quarter ended March 31, 2007. The Company will file an amendment to its annual report for the fiscal year ended March 31, 2007 restating its financial statements to correct this error.

Mr. H. Roger Schwall

July 17, 2009

7.

We note your response to prior comment number 2 and your disclosure here which states that the Exploration contract allows you to be exempt from Kazakhstan corporate income tax for the period of the exploration phase. Please clarify whether you are exempt from Kazakhstan income taxes or are only permitted to deduct qualifying capitalized exploration and development costs against revenues received during the exploration stage. In addition, clarify whether the Exploration contract or Tax Code #2235 permits you to deduct qualifying costs.

The Company is not exempt from Kazakhstan income taxes, which the Company will clarify in its "Income Taxes" note in its amended filings. The Company is required to accumulate capital expenditures, as well as operating and G&A expenses, and to deduct revenues from this accumulated amount. Since inception, the Company’s capital expenditures have been substantially greater than revenues for each fiscal year. Once the Company moves to the production stage, the accumulated amount of capital expenditures will then be deducted against taxable income received during the production stage.

8.

Tell us whether the law in Kazakhstan will permit you to fully deduct depreciation and depletion expense in future years that relates to capitalized expenses already used to offset income during these exploratory phase years. If not, it appears that you should have recorded a deferred tax liability reflecting a temporary book-tax difference. Please advise.

The law in Kazakhstan will permit the Company to fully deduct depreciation and depletion expenses in future years that relate to capitalized expenses already used to offset income during exploratory stage and therefore there is no temporary difference related to this matter.

Mr. H. Roger Schwall

July 17, 2009

9.

Please tell us and revise your disclosure to clarify how the exploration stage is defined in Tax Code #2235 and the Exploration contract and how you have determined that you are still in the exploration stage as of March 31, 2009. In addition, disclose when you anticipate that you will no longer be in the exploration stage and hence, no longer qualify for the tax benefit.

Exploration stage is not defined in Tax Code #2235. Rather, the term of exploration stage is set in the Company’s contract with the Republic of Kazakhstan, which specifies that the Company is in the exploration stage. Addendum #7 to the Company's contract, which is included as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2008, states that the Company is in exploration stage until January 2013. Currently, the Company anticipates it will be in exploration stage until that time.

In response to the Commission’s comments, the Company proposes to revise the “Incomes Taxes” note included in its financial statements for the fiscal year ended March 31, 2009 (and will include a similarly revised “Income Taxes” note in each of the other reports it is amending.) Rather than provide individual excerpts in response to the Commission’s comments, the Company felt it would be more convenient to provide the proposed revised “Income Taxes” note in its entirety. Also, for ease of reference in responding to specific comments below, the Company has numbered the paragraphs below. The paragraphs in the amendment will not be numbered.

NOTE 13 - INCOME TAXES

1.

The Company’s consolidated pre-tax income is comprised primarily from operations in the Republic of Kazakhstan. Pre-tax losses from United States operations of $12,937,563, $1,827,168 and $3,537,135, for the years ended March 31, 2009, 2008 and 2007, respectively, are also included in consolidated pre-tax income.

2.

According to the Exploration Contract in the Republic of Kazakhstan, for income tax purposes the Company can capitalize the exploration and development costs and deduct all revenues received during the exploration stage to calculate taxable income. As long as the Company’s capital expenditures exceed generated revenues, the Company will not be subject to Kazakhstan income tax.

3.

As discussed in Note 2, Licenses and contracts, the Company was granted an Exploration contract extension. According to the terms of the Exploration contract, the Company will continue to operate in the exploration phase until January 2013.

Mr. H. Roger Schwall

July 17, 2009

4.

Undistributed earnings of the Company’s foreign subsidiaries since acquisition amounted to approximately $60,760,405 at March 31, 2009. Those earnings are considered to be indefinitely reinvested and, accordingly, no U.S. federal and state income taxes have been provided thereon. Upon distribution of those earnings, in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the Republic of Kazakhstan. Determination of the amount of unrecognized deferred U.S. income tax liability is not practical because of the complexities associated with its hypothetical calculation; however, unrecognized foreign tax credits may be available to reduce a portion of the U.S. tax liability.

5.	Earnings and (losses) before income taxes derived from United States and foreign operations are as follows:

	Year ended March 31, 2009	Year ended March 31, 2008	Year ended March 31, 2007

United States	$ (12,937,563)	$ (1,827,168)	$ (3,537,135)
Kazakhstan	29,066,849	33,034,150	5,429,906
	$ 16,129,286	$ 31,206,982	$ 1,892,771

6.	The income tax provision/(benefit) in the Consolidated Statements of Operations is comprised of:

	Year ended March 31, 2009	Year ended March 31, 2008	Year ended March 31, 2007

Current tax expense	$ -	$ -	$ 124,202
Deferred tax (benefit) / expense	(1,028,272)	(103,582)	429,079
	$ (1,028,272)	$ (103,582)	$ 553,281

Mr. H. Roger Schwall

July 17, 2009

7.	The difference between the income tax expense/(benefit) reported and amounts computed by applying the U.S. Federal rate to pretax income consisted of the following:

	Year ended March 31, 2009	Year ended March 31, 2008	Year ended March 31, 2007

Tax at federal statutory rate (34%)	$ 5,483,957	$ 10,610,374	$ 643,542
Effect of lower foreign tax rates	(1,601,126)	(876,907)	406,582
Tax benefit from exploration stage	(7,243,413)	(10,301,168)	(653,367)
Local tax, current	-	-	124,202
Non-deductible expenses	2,332,310	464,119	32,322
	$ (1,028,272)	$ (103,582)	$ 553,281

8.	Effective January 1, 2009, the Republic of Kazakhstan adopted a new tax code, which decreased the corporate income rate for legal entities to 20%.

9.	Non-deductible expenses are comprised of the non-deductible portion of interest expense on intercompany loans accrued by subsidiary.

10.	As of March 31, 2009, the Company had net operating loss carry forwards for income tax purposes of $20,197,220, which if unused, will expire in 2024, 2025, 2026, 2027, 2028, and 2029.

11.

No valuation allowance was recorded against the deferred tax assets resulting from NOLs because the Company believes it will have sufficient future taxable domestic income to be offset with, primarily from accrued interest income related to loans to subsidiary.

Mr. H. Roger Schwall

July 17, 2009

12.

Deferred taxes reflect the estimated tax effect of temporary differences between assets and liabilities for financial reporting purposes and those measured by tax laws and regulations. The components of deferred tax assets and deferred tax liabilities are as follows:

	March 31, 2009	March 31, 2008

Deferred tax assets:
Stock based compensation	$ 185,418	$ 185,418
Liquidation fund	236,505	194,820
Tax losses carried forward	6,867,054	2,726,677
Accrued interest expense	5,093,405	5,383,177
	12,382,382	8,490,092
Deferred tax liabilities:
Oil and gas properties	6,972,564	8,998,711
Accrued interest income	11,926,262	7,036,097
	18,898,826	16,034,808
Net deferred tax liability	$ 6,516,444	$ 7,544,716

13.	Deferred income taxes for US and Kazakhstan tax jurisdiction are as follows:

	March 31, 2009		March 31, 2008
	US tax jurisdiction	Kazakhstan tax jurisdiction	US tax jurisdiction	Kazakhstan tax jurisdiction

Deferred tax assets:
Stock based compensation	$ 185,418	$ -	$ 185,418	$ -
Liquidation fund	-	236,505	-	194,820
Tax losses carried forward	6,867,054	-	2,726,677	-
Accrued interest expense	-	5,093,405	-	5,383,177
	7,052,472	5,329,910	2,912,095	5,577,997
Deferred tax liabilities:
Oil and gas properties	6,579,121	393,443	6,746,585	2,252,126
Accrued interest income	11,926,262	-	7,036,097	-
	18,505,383	393,443	13,782,682	2,252,126
Net deferred tax liability/(asset)	$ 11,452,911	$ (4,936,467)	$ 10,870,587	$ (3,325,871)

Mr. H. Roger Schwall

July 17, 2009

14.

A deferred tax liability from oil and gas properties for the US tax jurisdiction was recorded during the fiscal year 2005. This liability resulted from a temporary difference related to the oil and gas basis from the non-taxable business combination with Emir Oil LLP.

15.

On May 24, 2004, the Company agreed to purchase the remaining 30% interest of its minority interest partner in Emir Oil LLP in exchange for 3,500,000 shares of restricted Company common stock. On August 6, 2004, the Company issued the 3,500,000 shares to its minority partner in Emir Oil LLP. The aggregate purchase price was determined to be $19,075,000 using a price of the Company’s common shares on OTCBB on August 6, 2004 of $5.45 per share. The entire purchase price has been allocated to oil and gas properties.

10.	You disclose net operating losses ("NOL's") as of March 31, 2008, at the bottom of page F-28. Please revise to disclose NOL's as of March 31, 2009.

Please see paragraph 10 of the revised “Income Taxes” note included in the response to comment 9 above.

11.

We note that you have an outside basis difference as you have unremitted earnings from your subsidiary in Kazakhstan. Please demonstrate the evidence that you have relied upon, in addition to the fact that you have not historically distributed foreign earnings, when determining that you have the ability and intent to essentially permanently invest these earnings. Please clarify how you plan to use the undistributed earnings within your Kazakhstan operations and how this plan supports your conclusion. In addition, explain how you have determined that these undistributed earnings will not be required to fund operations outside of Kazakhstan.

The primary operations of the Company are those of its subsidiary in Kazakhstan. All but one of the Company’s employees are located in Kazakhstan, along with the primary shareholders of Company stock. The Company’s sole employee in the US is the Corporate Secretary. All earnings derived from Kazakh operations are reinvested (and were reinvested) in the field as capex, opex and G&A. The Company has raised funds via equity and convertible debt through its office in US, which were then transferred to the subsidiary as intercompany loans. The flow of cash is from US to KZ, which will continue indefinitely, as the Company’s plans are to expand Kazakh operations through exploration and other capitalized costs.

Mr. H. Roger Schwall

July 17, 2009

12.

We note that you begin your rate reconciliation based on your foreign tax (benefit) based on the foreign statutory rate. Please revise your disclosure to begin your reconciliation with the amount of income tax expense that would result from applying the domestic statutory tax rate to pretax income from operations, not the foreign tax. We refer you to the disclosure requirement of paragraph 47 of SFAS 109. In addition, ensure that the US statutory rate cited parenthetically in your reconciliation multiplied by pretax income from continuing operations equals the sum presented in the footnote. For example, your footnote reads "Domestic benefit at federal statutory rate (34%)." However, multiplying your fiscal year 2009 pretax income from continuing operations by 34% does not equal the amount that is presented in your table.

See paragraph 7 of the revised “Income Taxes” note, which is included in the response to comment 9 above, for the Company’s proposed disclosure regarding this issue.

13.

Please further revise your rate reconciliation to separately disclose all significant reconciling items. In this respect, please separately disclose the foreign tax which is at a different tax rate than the US statutory rate and the tax benefit that you receive for qualifying exploration and development costs, instead of presenting these items on a net basis.

See paragraph 7 of the revised “Income Taxes” note, which is included in the response to comment 9 above, for the Company’s proposed disclosure regarding this issue.

14.	Please clarify the nature of the non-deductible expenses that you have included in your rate reconciliation.

As discussed in response to comment 11, there are intercompany loans between the Company and its subsidiary. Interest expense recognized by the subsidiary on these loans is not fully deductible for Kazakhstan income tax purposes, and therefore creates a permanent difference.

The Company has added paragraph 9 to the revised “Income Taxes” note, which is included in the Company’s response to comment 9 above, to clarify the nature of the non-deductible expenses.

Mr. H. Roger Schwall

July 17, 2009

15.

We note your disclosure which states that you have included the effect of the change of Kazakhstan tax rate to 20% in the “Other” caption within your rate reconciliation. Please clarify why it was necessary to reflect the impact of this change within the "Other" caption when you have calculated your foreign tax rate based on a 20% statutory tax rate.

See paragraph 7 of the revised “Income Taxes” note, which is included in the response to comment 9 above, for the Company’s proposed disclosure regarding this issue.

16.

Please clarify how you have determined that it is appropriate to recognize your deferred tax asset related to your NOL's at a 34% tax rate. In addition, clarify the rate used to calculate your deferred tax liabilities.

The NOL’s calculated and recorded resulted from US operations only. The rate used to calculate the Company's deferred tax liabilities is as follows:

FY2009 - 34% for US operations and 20% for Kazakhstan operations
FY2008 – 34% for US operations and 30% for Kazakhstan operations

Since the NOL’s were based upon US operations and will be used against future US taxable income, the US rate of 34% was used in the deferred tax calculation.

17.

Please explain to us in detail how you have determined that it is more likely than not that your deferred tax assets related to your NOL's will be realized and hence, no valuation allowance is required pursuant to paragraphs 17 through 25 of SFAS 109. As part of your response, please tell us the source(s) of taxable income that you relied upon when determining that you will have sufficient taxable income to support the realization of the deferred tax asset; we refer you to paragraph 21 of SFAS 109.

The Company believes it is more likely than not that its deferred tax assets related to NOL’s will be realized and no valuation allowance is required because they will be used to offset against interest income from intercompany loans. When the intercompany loans are paid back, the Company will recognize the accrued interest as income from US operations and will have a related US income tax liability. The Company believes that this supports the realization of the deferred tax asset.

See paragraph 11 of the revised “Income Taxes” note, which is included in the Company’s response to comment 9 above, for the Company’s proposed disclosure regarding this issue.

Mr. H. Roger Schwall

July 17, 2009

18.

We note that you have recorded deferred tax assets and liabilities related to oil and gas properties in your US tax jurisdiction. Please clarify how you have determined that these properties are within your US tax jurisdiction. In this respect, we note your disclosure on page 29 which states that all of your oil and natural gas producing activities are conducted in the Republic of Kazakhstan.

On May 24, 2004, the Company agreed to purchase the remaining 30% interest of its minority interest partner in Emir Oil LLP in exchange for 3,500,000 shares of restricted Company common stock. On August 6, 2004, the Company issued the 3,500,000 shares to its minority partner in Emir Oil LLP. The aggregate purchase price was determined to be $19,075,000 using a price of the Company’s common shares on the OTCBB on August 6, 2004 of $5.45 per share. Per the guidance of FAS 109, the entire purchase price has been allocated to oil and gas properties as “Statement 109 Goodwill”.

Also, in accordance with FAS 109, a deferred tax liability from oil and gas properties for the US tax jurisdiction was recorded during the FY 2005. This liability resulted from a temporary difference related to the oil and gas basis from the non-taxable business combination with Emir Oil LLP.

The Company believes that beyond this explanation there is no need to amend its disclosure on page 29 regarding its oil and natural gas producing activities.

See paragraphs 14 and 15 of the revised “Income Taxes” note, which is included in the Company’s response to comment 9 above, for the Company’s proposed disclosure regarding this issue.

19.

We note your response to prior comment 3 in our letter dated May 11, 2009. Please be advised that your requirement to file a Form 8-K on a timely basis when you have concluded that any previously issued financial statements, including interim financial statements, should no longer be relied upon because of an error is a requirement that is independent of your possible need to amend previously filed Forms 10-K or 10-Q.

As noted in the Company's response to Comment 1 above, the Company filed the required Current Report on Form 8-K on July 8, 2009, as amended on July 13, 2009.

Thank you for your assistance in this matter. If you have any questions or require additional information, please contact me directly.

Very truly yours,

POULTON & YORDAN

/s/ Richard T. Ludlow
Richard T. Ludlow
Attorney at Law